UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Adams Golf, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
006228-10-0
(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
950 F Street NW
Washington, DC 20004-1404
(202) 239-3452
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	006228-10-0

1	NAMES OF REPORTING PERSONS SJ Strategic Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,116,923

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,116,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,116,923

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

CUSIP No.	006228-10-0

1	NAMES OF REPORTING PERSONS John M. Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		12,273

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,576,573*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,273

WITH	10	SHARED DISPOSITIVE POWER

1,116,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,588,846*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.
** Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

CUSIP No.	006228-10-0

1	NAMES OF REPORTING PERSONS Joseph R. Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,131,946

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		459,650*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,131,946

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,591,596*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.
** Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

CUSIP No.	006228-10-0

1	NAMES OF REPORTING PERSONS Roland E. Casati

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		459,650*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		459,650*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

459,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.
** Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the statement on Schedule 13D initially filed on January 30, 2007 (the “Original Filing”), as amended by Amendment No. 1 filed on May 23, 2007, Amendment No. 2 filed on November 6, 2007 and Amendment No. 3 filed on November 30, 2007, with respect to SJ Strategic Investments LLC (“SJSI”), John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory and Joseph R. Gregory (the “Initial Reporting Persons”) and Amendment No. 4 filed on November 17, 2011, with respect to the Initial Reporting Persons and Roland E. Casati (“Casati”). Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 5. Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Filing, as amended. This Amendment No. 5 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by SJSI, John M. Gregory, Joseph P. Gregory and Casati (collectively, the “Reporting Persons”). This Amendment No. 5 is being filed primarily to clarify discrepancies in the total number of shares beneficially owned by the Reporting Persons.
Item 4. Purpose of Transaction
Item 4 is hereby amended by adding the following information:
On November 28, 2011, Cleveland Capital Management issued a press release announcing its support of efforts to change the composition and structure of the Company’s board of directors. The Reporting Persons have not entered into any agreement with Cleveland Capital with regard to the Issuer or the Common Stock held by Cleveland Capital.
Item 5. Interest in Securities of the Issuer
Item 5(a) is amended as follows:
(a) SJSI, John M. Gregory, Joseph R. Gregory, and Casati may be deemed to beneficially own, in the aggregate, 2,720,792 shares of Common Stock, representing 34.9% of the Issuer’s outstanding Common Stock (based on 7,804,664 shares of Common stock outstanding as of November 8, 2011 according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011).
The 2,720,792 common shares beneficially owned by the Reporting Persons include the following:
•	1,116,923 shares of Common Stock beneficially owned by SJSI and John M. Gregory;
•	12,273 shares of Common Stock beneficially owned by John M. Gregory;
•	1,131,946 shares of Common Stock beneficially owned by Joseph R. Gregory; and
•	459,650 shares of Common Stock beneficially owned by Casati.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a):
•	SJSI has shared voting power and shared dispositive power with regard to 1,116,923 shares of Common Stock.
•
John M. Gregory has shared voting power with regard to 1,576,573 shares of Common Stock, which includes 1,116,923 beneficially owned by John M. Gregory and SJSI and 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.

•	John M. Gregory has shared dispositive power with regard to 1,116,923 shares of Common Stock beneficially owned by John M. Gregory and SJSI.
•	John M. Gregory has sole voting power and sole dispositive power with regard to 12,273 shares of Common Stock.
•
Joseph R. Gregory has shared voting power with regard to 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.

•	Joseph R. Gregory has sole voting power and sole dispositive power with regard to 1,131,946 shares of Common Stock beneficially owned by him.
•	Castati has shared voting power and sole dispositive power with regard to 459,650 shares of Common Stock beneficially owned by him. See Item 4.
(c) In the past 60 days, none of the Reporting Persons have any transactions in the Issuer’s Common Stock.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.
Date: November 29, 2011

SJ Strategic Investments LLC

By:	/s/ John M. Gregory John M. Gregory
Its: Managing Member

/s/ John M. Gregory

John M. Gregory

/s/ Joseph R. Gregory

Joseph R. Gregory

/s/ Roland E. Casati

Roland E. Casati